

AGENiX

7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

SEC#82-5258



07026633

SEC MAIL RECEIVED PROCESSING
AUG 3 0 2007
WASH. D.C. 186 SECTION

SUPPL

21 August 2007

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 21 August 2007.

We are providing a copy of the announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Karl Schlobohm
Director/Company Secretary

PROCESSED
SEP 2 1 2007
THOMSON
FINANCIAL

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Agenix Limited

ABN

58 009 213 754

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary, fully paid.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	44,687,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Securities rank equally with existing Ordinary, fully-paid shares.

5	Issue price or consideration	$0.16

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working capital for the funding of the Agenix Biopharmaceutical (Shanghai) drug development pipeline, and additional working capital generally.

7	Dates of entering ⁺securities into uncertificated holdings or despatch of certificates	16 August 2007

		Number	⁺Class
8	Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)	384,162,045	Ordinary, fully-paid shares.
		20,373,488	Listed options.

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	Non-listed SHRG Completion Options Expiry Date 17/04/2013 Exercise Price $0.30
	3,000,000	Non-listed SHRG Completion Options Expiry Date 17/04/2013 Exercise Price $0.40
	3,000,000	Non-listed SHRG Completion Options Expiry Date 17/04/2013 Exercise Price $0.50
	3,000,000	Non-listed SHRG Completion Options Expiry Date 17/04/2013 Exercise Price $0.60
	3,000,000	Non-listed SHRG Completion Options Expiry Date 17/04/2013 Exercise Price $0.70
	1,023,200	Non-listed employee options Expiry date: 20/07/07 Exercise price: $0.3228
	465,000	Non-listed employee options Expiry date: 25/07/08 Exercise price: $0.3328
	850,000	Non-listed employee options Expiry Date: 21/07/09 Exercise Price: $0.4128

+ See chapter 19 for defined terms.

250,000	Non-listed employee options Expiry date 22/09/09 Exercise price $0.3928
953,250	Non-listed employee options Expiry date 21/07/10 Exercise price $0.6728
1,250,000	Non-listed employee options Expiry date 18/11/10 Exercise price $0.5428
1,354,500	Non-listed employee options Expiry date 21/07/11 Exercise price: $0.2928
200,000	Non-listed options Expiry date 01/01/12 Exercise price: $0.40
1,481,250	Non-listed employee options Expiry date 21/07/12 Exercise price: $0.22
4,000,000	Non-listed employee options Expiry date 15/12/11 Exercise price: $0.53
500,000	Non-listed employee options Expiry date 21/07/12 Exercise price $0.25
2,880,000	Non-listed employee options Expiry date 21/07/09 Exercise Price $0.24
2,491,250	Non-listed employee options Expiry date 21/07/12 Exercise Price $0.24
32,698,450	Total

10   Dividend policy (in the case of a
        trust, distribution policy) on the
        increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval
        required?

12   Is the issue renounceable or non-
        renounceable?

13   Ratio in which the +securities will be
        offered

14   +Class of +securities to which the
        offer relates

15   +Record date to determine
        entitlements

16   Will holdings on different registers
        (or subregisters) be aggregated for
        calculating entitlements?

17   Policy for deciding entitlements in
        relation to fractions

18   Names of countries in which the
        entity has +security holders who will
        not be sent new issue documents

        Note: Security holders must be told how their
        entitlements are to be dealt with.

        Cross reference: rule 7.7.

19   Closing date for receipt of
        acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or
documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which ⁺quotation is sought	

39   Class of ⁺securities for which quotation is sought

40   Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

Number	⁺Class

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 18 August 2007
           (Director/Company Secretary)

Print name: Karl Schlobohm

= = = = =

END